November 12, 2015

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Huntington Strategy Shares

CIK 0001506213

(File No. 811-22497)

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Elizabeth Bentzinger of the staff of the Securities and Exchange Commission (the “SEC”) on November 6, 2015, pertaining to the preliminary proxy statement on Schedule 14A that was filed by the Huntington Strategy Shares (the “Trust”) on October 29, 2015. Where noted, changes, as applicable, have been made to the proxy statement.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment: Please revise the narrative preceding the table on page 5, of the executive officers who are not trustees, so the discussion of the officers is in the present tense. If none of the trustee nominees will serve as officers, remove the reference to trustee nominees.

Response:	The relevant information has been revised as requested.

2.	Comment: In the paragraph describing the Board and Oversight Function, clarify that there will be changes in the committees that the Board will use.

Response:	The relevant information has been revised as requested and the requested disclosure has been added.

3.	Comment: Please add information about the existing Board committees required under Item 22(b)(14) of Schedule 14A.

Response:

Disclosure has been added to describe the Board will have an audit committee, and that the full Board will fulfill the responsibilities of the Board committees used by the current Board. The Registrant believes that discussion of the relevant Board committee complies with the Rule requirements while discussion of former committees that will no longer exist may be confusing and does not offer useful information to shareholders.

4.	Comment: Please add information about the Nominating Committee of the Board as required under Items 407(c)(1) and (c)(2) of Regulation S-K.

Response:	The full Board will fulfill the duties of the Nominating Committee, so the requested disclosure has been added with respect to the full Board.

5.	Comment: In the last sentence describing the Audit Committee, on page 8, the number of committee meetings held should reflect the number held during the last fiscal year.

Response:	The relevant disclosure has been revised as requested.

6.	Comment: In the compensation table on page 8, include the three highest-paid officers that received aggregate compensation from the Trust in excess of $60,000, or confirm that none of the officers received such compensation from the Trust.

Response:	Disclosure has been added to confirm that none of the Trust’s officers received compensation from the Trust.

7.	Comment: Please confirm there were no securities beneficially owned by the Trustees or Nominees required under Item 22(b)(6) of Schedule 14A.

Response:	Requested disclosure has been added.

8.	Comment: In the section describing the required vote for Item 1, define the term ‘plurality’ and explain how the votes will be counted in determining whether a nominee is elected as a trustee..

Response:	Requested disclosure has been added.

9.	Comment: Please provide the information required under Item 407(f) of Regulation S-K regarding the process for security holders to communicate with the Board.

Response:	Requested disclosure has been added.

10.	Comment: Please file the proxy card as an appendix to the proxy statement, and confirm that the proxy will comply with Regulation 14a-4 under the Securities Exchange Act.

Response:	The Registrant confirms the proxy card will be filed as an appendix to the definitive filing of the proxy statement, and will comply with Regulation 14a-4 under the Securities Exchange Act.

11.	Comment: Please include the Tandy representations.

Response:	The requested disclosure has been provided below.

*        *        *

In connection with this filing, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced proxy statement; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Very truly yours,

/s/ Arie Heijkoop, Jr.
Arie Heijkoop, Jr.

Enclosures

cc:	Daniel Brewer

Jay S. Fitton, Esq.

David C. Mahaffey, Esq.